

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 21, 2010

Mr. Roger Smith
Chief Financial Officer
Ur-Energy Incorporated
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

> **Re: Ur-Energy Incorporated**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response letter dated August 20, 2010**
> **File No. 1-33905**

Dear Mr. Smith:

We have reviewed your response letter dated August 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2009 filed March 12, 2010

<u>Engineering Comments</u>

<u>General</u>

1.   We note your response to our previous comment 2 but do not concur. Industry Guide 7 provides clear guidance in regards to exploration stage and development stage projects. It is our understanding that Canadian NI 43-101 does as well. Additionally, we note in your response that you consider your project "unique" and indicate you are unable to establish a reserve, even though you presently claim an indicated resource. All or a portion of an indicated resource may be used to determine a probable reserve with an appropriate feasibility study, therefore we do not agree with your assessment. Please revise you filing, referring to your projects as exploration stage projects, until you have a proven or probable reserve.

2.   In reference to your response to our previous comment number 3, our understanding of Canadian NI 43-101 is that a potential mineral deposit that is to be the target of further exploration may be disclosed as a range of potential quantity and grade. However, your disclosure includes a range of contained pounds of U_3O_8, rather than a range of quantity and grade. Please advise or revise. Additionally, please ensure all estimates in your filing are disclosed as quantity and grade, versus solely contained pounds of U_3O_8.

<u>Lost Creek Project page 12</u>

3.   We note in response to our previous comment 5 you state that your resource is based on drill holes spaced closely enough for geological and grade continuity. However in your response to our previous comment number 2, you reference your 2008 Lyntek technical report and state your resource is considered to be too speculative geologically to have economic consideration. These two statements appear to be conflicting statements. Please advise or revise. In addition, please tell us if you have an indicated resource as defined by the CIM definition.

4.   We note your response to our previous comment 6 in regards to the reasonable prospect of economic extraction. In addition, we note you used a base case price of $80 per pound U_3O_8 in your Lost Creek preliminary assessment. While we believe that the use of the three-year average price is more appropriate for the estimation of reserves and resources in order to determine the reasonable prospect for economic extraction, please tell us the basis for the prices you used to determine your resources.

5.   In an appropriate location of your filing, please include a discussion in regards to the current price of U_3O_8.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director